Exhibit 99.16

401 Bay Street, Suite 2010, P.O. Box 118 Toronto, Ontario Canada M5H 2Y4	Shares outstanding: 111,749,158 TSX: BLE, BLE.WT.A Frankfurt: A6R
May 11, 2007
BLUE PEARL ELECTS TWO NEW DIRECTORS AND CHANGES
NAME TO THOMPSON CREEK METALS COMPANY INC.;
NEW TSX SYMBOL ‘TCM’ EFFECTIVE MAY 15, 2007
Blue Pearl Mining Ltd., one of the world’s largest publicly traded, pure molybdenum producers, today announced that the Company has changed its name to Thompson Creek Metals Company Inc. effective May 11, 2007.
The name change was approved by shareholders at the Company’s Annual and Special Meeting on May 10, 2007.
Effective at the opening on May 15, 2007, the Company’s common shares and common share purchase warrants currently listed on the Toronto Stock Exchange under the symbols BLE and BLE.WT.A, respectively, will commence trading under the new name Thompson Creek Metals Company Inc. and the new symbols TCM and TCM.WT, respectively.
The Company is also pleased to announce the election of two new Directors of the Company: James P. Geyer, Senior Vice President of Gold Reserve Inc., a mineral development company; and Timothy J. Haddon, President and Chief Executive Officer of International Natural Resource Management Co., a private company involved in mining industry investment and consultation, and Chairman of Anatolia Minerals Development Limited, a mineral exploration company.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. In October 2006, the Company purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British

Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
For more information, please contact:

Ian McDonald, Executive Chairman Blue Pearl Mining Ltd. Tel: 416-860-1438 info@bluepearl.ca	Tina Cameron Renmark Financial Communications Inc. Tel.: 514-939-3989 tcameron@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor Relations Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@bluepearl.ca

2